[LOGO OMITTED]

                                                                     NEWS

FOR IMMEDIATE RELEASE

                  SCITEX ANNOUNCES THIRD QUARTER 2002 RESULTS

TEL AVIV,  ISRAEL--NOVEMBER  17, 2002.  Scitex  Corporation Ltd. (NASDAQ & TASE:
SCIX), a world leader in industrial inkjet digital printing solutions, today announced results for the third quarter ended September 30, 2002.

Scitex's revenues for the third quarter of 2002 were $57.7 million, a decrease of 13% from $66.6 million in the third quarter of 2001. Operating income was $2.1 million (before amortization of intangibles of $0.8 million), compared to $3 million in the third quarter of 2001 (before amortization of intangibles of $3.1 million). Net loss for the quarter was $0.8 million, compared to a loss of $41.4 million in the third quarter of 2001. Geographically, the Americas contributed 38% of the revenues followed by Europe with 36% of revenues, and the Far East (including Japan) trailed with 23% of revenues.

Mr. Yeoshua Agassi, President and CEO of Scitex commented: "In spite of the slowdown in US capital equipment purchases and the similar trends in Japan, we have experienced some improvement in sales bookings. In this quarter, Scitex managed to continue improving its operating income as compared to the previous quarter, in spite of a slightly lower revenues level. However, our detailed results show mixed performance, with Scitex Vision demonstrating in this quarter strong revenue, margins and profitability performance while Scitex Digital Printing's results suffered due to a slippage of a few transactions into the fourth quarter. Consequently, SDP reported a weak revenue quarter affecting its profitability as well. As for the coming quarters, visibility continues to be limited and markets are expected to remain tough. We are nevertheless optimistic that SDP's revenues will pick-up with at least an additional $10 million in revenues in the fourth quarter compared to this quarter, resulting in their revenues for the second half of 2002 being higher than those for the first half of the year."

Mr Agassi concluded: "In line with our focus and commitment to the Digital Printing market we have recently announced the planned merger between Scitex Vision and Aprion Digital, which we believe will substantially strengthen the market position of both entities. We have committed as well, to make a further investment in Jemtex and support their continued development. We believe these moves will further enhance our position as the leading provider of industrial inkjet solutions".

SCITEX'S SUBSIDIARIES

Scitex Digital Printing, Inc. (SDP)

Revenues for the third quarter of 2002 were $34.8 million, a decrease of 17% from $41.8 million in the third quarter of 2001 and of 8.5% from $38.0 million in the previous quarter. Operating income was $0.5 million (1.3% of revenues) as compared to $1.7 million in the third quarter of 2001 and $1.5 million in the previous quarter (figures are before amortization of intangibles).

SDP's decline in revenues for the quarter is mainly attributed to the continued weakness and lengthy sales cycles in the US market as well as substantial softness in the Japanese market.

As part of SDP's focus on the Scitex VersaMark product line, the company announced an agreement with Electronics For Imaging (EFI), following which EFI will develop a new high speed version of its Fiery controller to drive the next generation of SDPs color technology. This relationship will allow SDP to address multiple workflows incorporating full high quality color images in the data center industry and will, in the longer term, enable SDP to offer its products to a wider range of mainstream commercial printing customers.

At the Xplor digital event for industrial document production, attended by many of SDP's target VersaMark prospects, SDP attracted substantial interest being the only company to present a high speed, low printing cost, color printing solution suitable to the needs of the transaction printing market.

Scitex Vision Ltd.

Revenues for the third quarter of 2002 were $22.9 million, a decrease of 8% from $24.8 million in the third quarter of 2001 but an increase of 10% from $20.8 million in the previous quarter. Operating income was $2.3 million (10% of revenues) as compared to $3.1 million in the third quarter of 2001 and $0.2 million in the previous quarter (figures are before amortization of intangibles).

Following the end of the quarter, Scitex announced a Summary of Terms agreement to merge Scitex Vision with Aprion Digital at an approximate one to one basis. Scitex holds today a 42.5% interest in Aprion and will hold more than 70% in the merged company. The merger is subject to the conclusion of due diligence, regulatory approvals and definitive agreements. It is the intent of the parties to complete the transaction by year-end. In connection with the merger, the capital structure of the merged entity will be strengthened, including by infusion of additional funds by Scitex. The merger clearly matches the customer facing strength of Scitex Vision and the stability of its ongoing business, with the new business opportunities generated by Aprion's unique product and technology assets.

At the SGIA show in St. Louis, the main marketing event for the year in the US, Scitex Vision presented its new products, the Veejet, a flatbed system for printing on rigid substrates and the Aprion developed Scitex Superjet, an advanced roll-to-roll high-end digital printer. Both products generated strong attention.

INDUSTRIAL INK JET COMPANIES

Aprion Digital Ltd.

Aprion develops Drop-On-Demand inkjet technologies and systems for a variety of end user digital printing applications. In the third quarter, Aprion continued to recognize revenues and make progress in the packaging market with several Shaldag systems now fully operational. Hundreds of prospective customers attended an open house event demonstrating the packaging solution organized by Aprion's distributor in Italy, Castaldini Group S.R.I.

Jemtex Ink Jet Printing Ltd.

Jemtex develops heavy-duty digital printing systems, based on its novel continuous inkjet technology. The company is specifically targeted at providing solutions to the textile printing market, as well as to the tile printing market. During the third quarter, Scitex and Jemtex concluded the terms of an additional investment which will increase Scitex's equity stake in the company. The investment will primarily support Jemtex's continued R&D efforts.

Objet Geometries Ltd.

Objet develops and manufactures inkjet printers for the creation of three-dimensional models. Objet continues to penetrate additional geographic and application markets with special progress made in the third quarter in the Far East. During the quarter, Scitex invested an additional amount of $0.4 million in Objet and holds 17.4% of Objet's outstanding share capital.

OTHER HOLDINGS

Creo Inc.

For its fourth quarter of 2002 (ended September 30, 2002), Creo reported revenues of $138.4 million compared to revenues of $143.2 million in the fourth quarter of 2001. Creo's net income under US GAAP for the quarter was $0.2 million or breakeven per share (diluted). With effect from December 1, 2001, Scitex accounts for the Creo investment as "available for sale" and the changes in its share price value are recorded to shareholders' equity. Gain or loss from this investment will only be recognized in the event of a sale of its Creo shares or in the event of impairment which is not of a temporary nature. Accordingly, the change for the quarter in Scitex's investment in Creo was a decrease of $31.5 million recorded to shareholders' equity due to the decrease in the market price of Creo's shares at quarter-end to $5.01 per share (the current market price of Creo's share on NASDAQ is $6.99). Scitex holds 12.7% in Creo's outstanding share capital.

BALANCE SHEET AND CASH FLOW

Scitex's cash and cash equivalents, on a consolidated basis, were down by $9 million compared to the previous quarter, primarily due to reduction of bank loans of $2 million and negative operating cash flow of $6.4 million for the quarter. During the third quarter receivables were increased mainly due to extended payments terms, and VAT returns. Inventory remained stable.

During the quarter, an Impairment Examination Study of Scitex's Long-lived Assets, based on the requirements of FASB Nos. 142 and 144, was performed, as at June 30, 2002, by a nonrelated firm of leading financial consultants. This study found that no impairment of such assets exists.

CONFERENCE CALL

Investors will have the opportunity to listen to a live simultaneous webcast of the analyst conference call in connection with Scitex's third quarter 2002. The call is scheduled for 10:00 a.m. EST (7:00 a.m. Pacific, 3:00 p.m. GMT, 5:00 p.m. Israel time) on November 18, 2002. You can connect online through WWW.SCITEX.COM.

A replay of the conference call will be available during the following seven days at the following numbers:

                        US:           1 800 475-6701
                        Intl:         1 320 365-3844
                        Access code:  656085

The replay will be available until midnight on November 25, 2002.

                                     -ends-

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd., is a world leader in digital industrial inkjet printing solutions. Through its wholly owned subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at WWW.SCITEX.COM.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARDLOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, AND
(7) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

SCITEX AND THE SCITEX LOGO, ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF SCITEX CORPORATION LTD. SCITEX VISION, SCITEX SUPERJET AND VEEJET ARE TRADEMARKS OF SCITEX VISION LTD. SCITEX VERSAMARK IS A REGISTERED TRADEMARK OF SCITEX DIGITAL PRINTING, INC., APRION AND SHALDAG ARE TRADEMARKS OF APRION DIGITAL LTD., FIERY IS A REGISTERED TRADEMARK OF ELECTRONICS FOR IMAGING, INC.

CONTACTS

SCITEX CORPORATION LTD.
Yahel Shachar                            Dalit Yehuda
Chief Financial Officer                  Corporate Assistant
Tel: +972 3 607 5755                     Tel: +972 3 607 5755
Fax: +972 3 6075756                      Fax: +972 3 607 5756
E-mail: yahel.shachar@scitex.com         E-mail: dalit.yehuda@cii.co.il

                               (TABLES TO FOLLOW)

SCITEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        THREE MONTHS ENDED SEPTEMBER 30       NINE MONTHS ENDED SEPTEMBER 30
                                               2002           2001(*)             2002(**)          2001(*)
                                           (UNAUDITED)      (UNAUDITED)         (UNAUDITED)       (UNAUDITED)
                                        -------------------------------       -------------------------------
REVENUES
Sales                                         $31,197         $41,483             $101,757         $126,672
Service and supplies                           26,473          25,133               75,411           70,425
                                            ---------        --------            ---------        ---------
TOTAL REVENUES                                 57,670          66,616              177,168          197,097
                                            ---------        --------            ---------        ---------

COST OF REVENUES
Cost of sales                                  14,948          19,473               51,997           59,874
Cost of service and supplies                   18,669          19,256               54,307           51,978
                                            ---------        --------            ---------        ---------
TOTAL COST OF REVENUES                         33,617          38,729              106,304          111,852
                                            ---------        --------            ---------        ---------

GROSS PROFIT                                   24,053          27,887               70,864           85,245

EXPENSES
Sales and marketing                            10,432          11,601               31,788           35,172
General & administrative                        5,610           6,666               16,552           18,309
Research and development, net                   5,924           6,627               17,493           19,362
Amortization of intangibles                       814           3,091                2,431            8,875
                                            ---------        --------            ---------        ---------

OPERATING INCOME (LOSS)                         1,273             (98)               2,600            3,527

Financial expense - net                          (395)           (588)              (1,508)          (1,837)
Writedown of equity investment                                                                     (149,704)
Other expense - net                              (465)           (563)                (827)          (6,537)
                                            ---------        --------            ---------        ---------

INCOME (LOSS) BEFORE TAXES ON INCOME              413          (1,249)                 265         (154,551)

Taxes on income                                   227           1,112                1,199            2,454
                                            ---------        --------            ---------        ---------

LOSS AFTER TAXES ON INCOME                        186          (2,361)                (934)        (157,005)

Share in losses of equity investments            (952)        (39,049)              (3,070)         (59,413)
                                            ---------        --------            ---------        ---------
NET INCOME (LOSS)                               ($766)       ($41,410)             ($4,004)       ($216,418)
                                            =========        ========            =========        =========

LOSS PER SHARE - BASIC AND DILUTED:            ($0.02)         ($0.96)              ($0.09)          ($5.03)
                                            =========        ========            =========        =========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (IN THOUSANDS) - BASIC             43,018          43,018               43,018           43,018
                                            =========        ========            =========        =========
                           - DILUTED           43,018          43,018               43,018           43,018
                                            =========        ========            =========        =========


(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

(**) An amount of $50 was reclassified between sales revenues and service and supplies revenues.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS)

                                                   SEPTEMBER 30      DECEMBER 31
                                                       2002            2001 (*)
                                                    (UNAUDITED)       (AUDITED)
                                                   ------------      -----------
ASSETS

  Current assets:
    Cash and cash equivalents                        $ 30,956        $ 61,592
    Short-term investments                              2,550           2,517
    Restricted deposit                                 20,103
                                                    ---------       ---------

        Total cash and short-term investments          53,609          64,109

    Trade receivables - net                            81,914          76,783
    Other receivables                                  14,057           7,262
    Inventories                                        49,824          52,911
    Deferred income taxes                              20,754          20,765
                                                    ---------       ---------

                                                      220,158         221,830

  Investments and other non-current assets             48,998          99,044

  Property and equipment - net                         37,194          41,654

  Goodwill and other  intangible  assets - net         35,675          35,262
                                                    ---------       ---------
                                                     $342,025        $397,790
                                                    =========       =========

LIABILITIES  AND  SHAREHOLDERS' EQUITY

  Current  liabilities:
    Short term debt and current  maturities           $35,404         $33,649
    Current  maturity of Creo note                     18,287
    Trade  payables                                    16,607          18,668
    Accrued and other  liabilities                     50,905          55,804
                                                    ---------       ---------
                                                      121,203         108,121
                                                    ---------       ---------

  Long-term liabilities:
    Banks                                               6,268           4,500
    Creo note                                                          17,579
    Deferred  income  taxes                             4,835           4,835
    Other                                               2,964           2,593
                                                    ---------       ---------
                                                       14,067          29,507

  Shareholders'  equity:
    Share capital                                       6,205           6,205
    Capital surplus                                   364,619         364,619
    Accumulated other comprehensive income (loss)     (41,649)          7,754
    Accumulated deficit                              (118,213)       (114,209)
    Treasury stock at cost                             (4,207)         (4,207)
                                                    ---------       ---------
                                                      206,755         260,162
                                                    ---------       ---------
                                                     $342,025        $397,790
                                                    =========       =========

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

SCITEX DIGITAL PRINTING, INC.

US Dollar in Thousands


                              THREE MONTHS ENDED       NINE MONTHS ENDED
                                 SEPTEMBER 30             SEPTEMBER 30
                               2002         2001        2002        2001
                            Unaudited    Unaudited   Unaudited    Unaudited

REVENUES
Equipment                     16,864       25,433      60,845       79,047
Service and Consumables       17,932       16,354      51,517       46,514
                            --------     --------   ---------    ---------
TOTAL REVENUES                34,796       41,787     112,362      125,561

GROSS PROFIT                  12,800       15,466      40,755       49,043

EXPENSES:
S,G&A                          8,245        8,911      23,450       25,814
Research and Development       4,093        4,898      12,512       14,516

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES      462        1,657       4,793        8,713

Amortization of Intangibles       73          882         220        2,646
                            --------     --------   ---------    ---------
OPERATING INCOME                 389          775       4,573        6,067
                            ========     ========   =========    =========

SCITEX VISION LTD.

US Dollar in Thousands


                              THREE MONTHS ENDED       NINE MONTHS ENDED
                                 SEPTEMBER 30             SEPTEMBER 30
                               2002         2001        2002        2001
                            Unaudited    Unaudited   Unaudited    Unaudited

REVENUES
Equipment                     14,333       16,050      40,911       47,625
Service and Consumables        8,541        8,779      23,895       23,911
                            --------     --------   ---------    ---------
TOTAL REVENUES                22,874       24,829      64,806       71,536

GROSS PROFIT                  11,253       12,420      30,109       36,201

EXPENSES:
S,G&A                          7,123        7,696      22,460       23,014
Research and Development       1,831        1,671       4,954        4,683

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES    2,300        3,053       2,695        8,504

Amortization of Intangibles      741        2,208       2,212        6,229
                            --------     --------   ---------    ---------

OPERATING (LOSS) INCOME        1,559          845         483        2,275
                            ========     ========   =========    =========

INVESTMENTS AT SEPTEMBER 30, 2002


US DOLLARS IN THOUSANDS
                              TOTAL           HOLDING AT
                            INVESTMENT    SEPTEMBER 30, 2002

COMPANY

Creo Inc.                    196,915            12.7%
Aprion Digital Ltd.            3,238            42.5%
Jemtex Ink Jet Ltd.            5,400            36.6%
Objet Geometries Ltd.          8,667            17.4%
RealTimeImage Ltd.             5,300            14.9%
InfoBit Ltd.                   1,000            21.3%
XMPie Inc.                       500            19.4%
Dor Capital Ventures           2,400